EXHIBIT 99.3

ULTRAPETROL (BAHAMAS) LIMITED

Registered Office: c/o H & J Corporate Services Ltd.

P.O. Box SS-19084

Ocean Centre, Montagu Foreshore East Bay Street

Nassau, Bahamas

Business Address: c/o Ravenscroft Ship Management Inc., 3251 Ponce de Leon Boulevard,

Coral Gables, Florida 33134-7201,

United States of America

PROXY FORM

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, OCTOBER 8, 2015

The undersigned _________________________________ (please print) of _________________________________ (please print) being a shareholder of ULTRAPETROL (BAHAMAS) LIMITED (“the Company”), hereby appoints Zarina M. Fitzgerald, Barrister-at-:Law, or failing her, Alexandra T. Hall, Attorney-at-Law, or instead of either of them, _________________________________ or _________________________________ as proxy of the undersigned to attend and vote at the Annual General Meeting of Shareholders (the “meeting”) of the Company to be held on October 8, 2015 and at any adjournment thereof. Notice of the meeting, together with the accompanying financial statements and the Proxy Statement have been received by the undersigned, and on behalf of the undersigned to vote as specifically directed below.

1.	To vote for, against or withhold from voting on the approval of the Financial Statements of the Company for the year ended December 31, 2014 and the Auditor’s Report thereon.

Approval of the audited Financial Statements and Auditor’s Report	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □

2.	To vote for, against or withhold from voting on the re-election of the following directors, specified in the accompanying Proxy Statement:

Eduardo Ojea Quintana	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □
Horacio Reyser	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □
Raul Sotomayor	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □
Gonzalo Dulanto	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □
George Wood	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □

3.	To ratify and confirm all acts, transactions and proceedings of Directors, Officers and Employees of the Company for the financial year ended December 31, 2014 and indemnifying the Directors, Officers and Employees against all claims, actions and proceedings that may be brought against them as a result of any act performed or omitted by any of them, acting in their respective capacities as Directors, Officers and Employees of the Company.

Ratification and confirmation of all acts, transactions and proceedings of Directors, Officers and Employees of the Company and Indemnification of Directors, Officers and Employees of the Company	VOTE FOR □	VOTE AGAINST □	WITHHOLD FROM VOTING □

4.	To vote in their discretion upon any other business which may properly come before the meeting or any adjournment thereof.

The undersigned revokes any prior proxies to vote the shares covered by this proxy.

This proxy is solicited on behalf of the Board of Directors of the Company and will be voted as directed in the spaces provided above or, if no direction is given it will be voted in the affirmative for each of the above proposals.

Dated this __________ day of __________, 2015

Corporate Seal

(Signature of Shareholder)

(Signature of Joint Shareholder(s))

Notes:

The persons named in this proxy are Attorneys

of the law firm of Higgs & Johnson, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas, Bahamian Counsel for the Company. Each shareholder submitting the proxy shall have the right to appoint a person or company to represent him/her at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired representative in the blank space provided and strike out the other names or may submit another appropriate proxy.

In order for this form of proxy or other appropriate forms of proxy to be valid, it must be signed and should be dated by the shareholder or the shareholder’s attorney. The signature should be exactly the same as the name in which the shares are registered. The proxy must be sent by courier, mail, electronic or otherwise, or hand delivered to the offices of H&J Corporate Services Limited no later than 24 hours before the appointed time of the meeting. If this form of proxy is received undated but otherwise properly executed, it will for all purposes be deemed to be dated October 8, 2015.